

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 28, 2005

Mr. Bradley Rush
Chief Financial Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

       Re: **Sunrise Senior Living, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2004
              Filed March 16, 2005

              Forms 10-Q for Fiscal Quarter Ended September 30, 2005
              File No. 1-16499

Dear Mr. Rush:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2004</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Critical Accounting Policies, page 42</u>

1.   It appears that the estimates and assumptions associated with your "costs in excess of assets acquired" may be both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. In future filings, please consider including a paragraph discussing your "costs in excess of assets acquired." For additional guidance, please refer the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

<u>Table of Contractual Obligations, page 58</u>

2.   It does not appear that you have included interest payments on your long-term debt. In future filings, please revise to include.

<u>Note 6. Intangible and Other Assets, page 84</u>

3.   In future filings, revise to disclose changes in the carrying amount of goodwill during the period in accordance with paragraph 45 of SFAS No. 142. Further, we note that goodwill increased by $91 million with the acquisition of MSLS in 2003, but it is not clear what accounts for the increase of $18 million from 2003 to 2004. Please explain.

4.   Addressing paragraphs 30 and 31 of SFAS 142, tell us how you determined the reporting units used to perform your goodwill impairment test in fiscal 2004 and tell us what those reporting units are. Further tell us how you will determine your reporting units in fiscal 2005, contemplating your recent acquisitions.

Note 13. Dispositions, page 93

Sunrise Senior Living Real Estate Investment Trust, page 95

5.   Please tell us in detail how you accounted for the transactions associated with the establishment of Sunrise Senior Living Real Estate Investment Trust.

6.   Further, please tell us how you accounted for the exchange of your interest in the 15 U.S. communities for a 15% ownership interest in the affiliate of Sunrise Senior Living's REIT.

*   *   *   *

Please respond to these comments within ten business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director